UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Registrant’s Name)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes in Registrant’s Certifying Accountant

EZGO Technologies Ltd., a British Virgin Islands business company (the “Company”) is furnishing this current report on Form 6-K to report the termination of Marcum Bernstein & Pinchuk LLP (“MBP”) effective August 16, 2021 and that the Company has appointed Briggs & Veselka Co. (“BV”) as successor independent registered public accounting firm of the Company effective August 16, 2021 and for the fiscal year ended September 30, 2021.

The termination of MBP and the appointment of BV have been considered and approved by the Company's audit committee. The audit report of MBP on the financial statements of the Company as of and for the years ended September 30, 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with MBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of MBP’s engagement up to the date of termination which disagreements that, if not resolved to MBP’s satisfaction, would have caused MBP to make reference in connection with its opinion to the subject matter of the disagreement. Other than material weaknesses and other control deficiencies including significant deficiencies in the Company’s internal control over financial reporting, none of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F occurred within the two fiscal years of the Company ended September 30, 2020, and 2019 and subsequently up to the date of termination.

The Company provided MBP with a copy of this Form 6-K and requested that MBP provides the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of MBP’s letter is furnished as Exhibit 16.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of BV, neither the Company nor anyone on its behalf has consulted with BV on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that BV concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement, as that term is defined in disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending September 30, 2021 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

Entry into a Material Definitive Agreement

On August 6, 2021, the Company entered into an Advisory Agreement (the “Agreement”) with ViewTrade Securities, Inc. (the “Advisor”) pursuant to which the Advisor will provide general business advice and other compliance advice to the Company. The Agreement shall be effective until December 31, 2021, unless terminated earlier pursuant to the Agreement.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Marcum Bernstein & Pinchuk LLP, dated August 16, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: August 16, 2021

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